Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

12th May 2006



By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by e-mail: destay@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc


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The Standard Friday, May 12, 2006

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that Mr. HO Cho Ying Davy has been appointed a Non-Executive Director of the Company with effect from 11th May 2006.

Mr. Ho, aged 59, joined John Swire & Sons Limited ("Swire") group in 1970 and has worked with the group in Hong Kong and Taiwan. He is currently the Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He also serves as a director of certain other subsidiaries of the Swire group. During the past three years, Mr. Ho served as a director of Swire Pacific Limited ("Swire Pacific"), Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited ("JSSHK"). He holds an honours degree in Science from the University of Western Australia.

Mr. Ho is being seconded to the Company by the Swire group under the agreement for services referred to in the Company's announcement dated 1st December 2004. In accordance with the Company's Articles of Association, he will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Ho has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election. Mr. Ho is not entitled to receive any emolument or director's fee from the Company.

Mr. Ho does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

As stated above, JSSHK is a wholly-owned subsidiary of Swire and Swire in turn is the controlling shareholder of Swire Pacific which is a controlling shareholder of the Company. In addition, Mr. Ho is also an employee of Swire group and is holding 100,000 "B" shares in Swire Pacific as at the date of this announcement. Apart from this, he has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Save as disclosed above, there is no other information relating to Mr. Ho to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 11th May 2006


SWIRE


CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

11th May 2006

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose copies the following documents for your attention:

1. Resolutions passed at the Annaul General Meeting ("AGM") held on 10th May 2006; and
2. Announcement on AGM Poll Results published today in The Standard.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/[illegible]L/df
Encl.

c.c.: Mr. D. Andres Estay (w/encl.), Assistant Vice President, The Bank of New York (E-mial: destay@bankofny.com)

P:\Dorisfu - CPA\AGM & EGM\2006\Ltr - Post-AGM.doc


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ORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 10th May 2006

At the Annual General Meeting of the Shareholders of the Company duly convened and held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 10th May 2006, the following resolutions were passed:

Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Annual General Meeting held on 10th May 2006 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Cathay Pacific Airways Limited held on 10th May 2006 ("the AGM"):

Resolutions		No. of Votes (%)	
		For	Against
1.	To declare final dividend.	2,571,269,682 (99.9998%)	6,190 (0.0002%)
2.(a)	To re-elect CHEN Nan Lok Philip as a Director.	2,570,587,682 (99.9730%)	693,190 (0.0270%)
2.(b)	To re-elect FAN Hung Ling Henry as a Director.	2,570,575,682 (99.9728%)	698,190 (0.0272%)
2.(c)	To re-elect LEE Ting Chang Peter as a Director.	2,571,196,682 (99.9971%)	75,190 (0.0029%)
2.(d)	To re-elect Vernon Francis MOORE as a Director.	2,570,433,985 (99.9676%)	833,887 (0.0324%)
2.(e)	To re-elect OR Ching Fai Raymond as a Director.	2,571,207,682 (99.9977%)	58,190 (0.0023%)
2.(f)	To elect Christopher Dale PRATT as a Director.	2,570,563,682 (99.9727%)	702,190 (0.0273%)
2.(g)	To re-elect SO Chak Kwong Jack as a Director.	2,570,842,402 (99.9835%)	423,470 (0.0165%)
2.(h)	To re-elect TUNG Chee Chen as a Director.	2,571,172,682 (99.9963%)	95,190 (0.0037%)
2.(i)	To re-elect Antony Nigel TYLER as a Director.	2,570,553,682 (99.9727%)	702,190 (0.0273%)
2.(j)	To re-elect YUNG Ming Jie Carl as a Director.	2,570,136,502 (99.9585%)	1,067,470 (0.0415%)
3.	To reappoint KPMG as Auditors and to authorise the Directors to fix their remuneration.	2,570,824,682 (99.9986%)	37,190 (0.0014%)
4.	To grant a general mandate for share repurchase.	2,571,255,682 (99.9995%)	13,190 (0.0005%)
5.	To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.	2,415,340,958 (93.9359%)	155,922,914 (6.0641%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as an ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 3,382,381,348 shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 10th May 2006

SWIRE

CATHAY PACIFIC